APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Adventure Pub
Profit & Loss
June 2017 through December 2018

	Jun '17 - Dec 18
Income	
3000-00 · Sales - Food	
3001 · Sales - Desserts	1,480.00
3002 · Sales - Fried	2,720.00
3003 · Sales - Kids	1,223.00
3004 · Sales - Sauteed	1,417.00
3005 · Sales - Skewers	2,390.00
3006 · Sales - Slider	3,587.00
3007 · Sales - Snacks	1,201.00
3050 · Sales - Soft Drinks	2,362.00
3450 · Sales - Uncategorized	6,758.47
Total 3000-00 · Sales - Food	23,138.47
3300-00 · Sales - Liquor-Beer-Wine	
3100 · Sales - Liquor	922.00
Total 3300-00 · Sales - Liquor-Beer-Wine	922.00
3400-00 · Sales - Other	
3550 · Sales - Game Inventory	0.00
3600 · Sales - Game Time	2,850.00
3650 · Sales - Room Booking	1,405.00
3900 · Miscellaneous Income	3,898.21
Total 3400-00 · Sales - Other	8,153.21
Total Income	32,213.68
Cost of Goods Sold	
4000-00 · Cost of Goods Sold	
4100-00 · Cost of Sales Food	
4100 · Purchases - Food	4,611.97
4255 · Purchases - Soda	760.67
Total 4100-00 · Cost of Sales Food	5,372.64
4000-00 · Cost of Goods Sold - Other	6,657.37
Total 4000-00 · Cost of Goods Sold	12,030.01
Total COGS	12,030.01
Gross Profit	20,183.67
Expense	
50000 · Staff Costs	
5000-00 · Gross Wages	
5000 · Wages - Unallocated	37,124.26
Total 5000-00 · Gross Wages	37,124.26
5015-00 · Other Employee Costs	
5175 · Workers Compensation Ins.	2,790.12
Total 5015-00 · Other Employee Costs	2,790.12
5160-00 · Payroll Taxes	
5110 · PR Taxes - Unallocated	3,593.52
Total 5160-00 · Payroll Taxes	3,593.52
Total 50000 · Staff Costs	43,507.90

Adventure Pub
Profit & Loss
June 2017 through December 2018

	Jun '17 - Dec 18
6000-00 · Equipment Costs	
6020 · Equipment Lease	446.53
Total 6000-00 · Equipment Costs	446.53
6050-00 · Restaurant Supp. & Smallwares	
6050 · Restaurant Supplies	6,086.12
6051 · Paper & Plastic	1,227.78
Total 6050-00 · Restaurant Supp. & Smallwa...	7,313.90
7009-00 · Rent Expense - Restaurant	
7000 · Rent Expense	73,384.00
Total 7009-00 · Rent Expense - Restaurant	73,384.00
7020-00 · Utilities Expenses	
7020 · Utilities - Electric	3,444.51
7030 · Utilities - Gas	86.85
Total 7020-00 · Utilities Expenses	3,531.36
7045-00 · Other Facilities Expenses	
7010 · Repairs & Maintenance	13,093.63
7050 · Laundry & Linens	271.55
7060 · Refuse Disposal	776.39
7065 · Pest Control	1,295.00
7145 · Flowers & Decorations	18.58
Total 7045-00 · Other Facilities Expenses	15,455.15
8000-00 · Advertising & Marketing Costs	
8000 · Advertising - General	1,822.33
Total 8000-00 · Advertising & Marketing Co...	1,822.33
8160-00 · Food & Liquor Comps	
8160 · Comps & Discounts	981.50
8165 · Refunds	0.00
Total 8160-00 · Food & Liquor Comps	981.50
9000-00 · General & Adm. Expenses	
9010 · Office Supplies	1,539.49
9015 · Telephone Expense	214.76
9020 · Postage & Delivery	11.85
9030 · Credit Card Merchant Fees	1,282.47
9038 · Bank Charges & Fees	313.44
9040 · Business Travel	30.00
9045 · Business Meals & Entertainment	509.57
9051 · Other Printing/Repro Costs	27.57
9055 · Licenses & Permits	5,877.22
9060 · Insurance - General	7,565.18
9070 · Professional & Legal Fees	9,126.00
9074 · Payroll Processing Fees	1,178.40

Adventure Pub
Profit & Loss
June 2017 through December 2018

	Jun '17 - Dec 18
9075 · Finance Charges	50.00
9079 · Overs & Shorts	2.00
Total 9000-00 · General & Adm. Expenses	27,727.95
Total Expense	174,170.62
Net Income	**-153,986.95**

1:41 PM
08/19/19
Accrual Basis

Adventure Pub
Balance Sheet
As of December 31, 2018

		Dec 31, 18
ASSETS		
Current Assets		
Checking/Savings		
1000 · AdvPub - TD Op - [redacted]		30,663.30
Total Checking/Savings		30,663.30
Other Current Assets		
1700-00 · Prepaid Accounts		
1705 · Prepaid Rent	16,000.00	
Total 1700-00 · Prepaid Accounts		16,000.00
Total Other Current Assets		16,000.00
Total Current Assets		46,663.30
Fixed Assets		
1800-00 · Tangible FA Accounts		
1802 · Leasehold/Building Improve.	5,260.04	
1810 · Equipment & Machinery	1,851.91	
1820 · Furniture & Fixtures	2,878.71	
Total 1800-00 · Tangible FA Accounts		9,990.66
1900-00 · Intangible FA Accounts		
1901 · Security Deposits	24,000.00	
Total 1900-00 · Intangible FA Accounts		24,000.00
Total Fixed Assets		33,990.66
TOTAL ASSETS		**80,653.96**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2100-00 · Accounts Payable		6,463.45
Total Accounts Payable		6,463.45
Credit Cards		
2201 · American Express [redacted]		5,010.47
Total Credit Cards		5,010.47
Other Current Liabilities		
2101-00 · Other Current Liabilities		
2150 · Gift Card Liability	1,984.72	
2400 · Sales Tax Payable	912.28	
Total 2101-00 · Other Current Liabilities		2,897.00
Total Other Current Liabilities		2,897.00
Total Current Liabilities		14,370.92
Total Liabilities		14,370.92

Adventure Pub

Balance Sheet

As of December 31, 2018

	Dec 31, 18
Equity	
2900-00 · Equity Accounts	
2901 · Owner Investment - Athena Peter	120,252.08
2903 · Owner Investment - Jillian Haff	100,017.91
Total 2900-00 · Equity Accounts	220,269.99
Net Income	-153,986.95
Total Equity	66,283.04
TOTAL LIABILITIES & EQUITY	**80,653.96**

Adventure Pub
Statement of Cash Flows
June 2017 through December 2018

	Jun '17 - Dec 18
OPERATING ACTIVITIES	
Net Income	-153,986.95
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1700-00 · Prepaid Accounts:1705 · Prepaid Rent	-16,000.00
2100-00 · Accounts Payable	6,463.45
2201 · American Express -01001	5,010.47
2101-00 · Other Current Liabilities:2150 · Gift Card Liability	1,984.72
2101-00 · Other Current Liabilities:2400 · Sales Tax Payable	912.28
Net cash provided by Operating Activities	-155,616.03
INVESTING ACTIVITIES	
1800-00 · Tangible FA Accounts:1802 · Leasehold/Building Impro...	-5,260.04
1800-00 · Tangible FA Accounts:1810 · Equipment & Machinery	-1,851.91
1800-00 · Tangible FA Accounts:1820 · Furniture & Fixtures	-2,878.71
1900-00 · Intangible FA Accounts:1901 · Security Deposits	-24,000.00
Net cash provided by Investing Activities	-33,990.66
FINANCING ACTIVITIES	
2900-00 · Equity Accounts:2901 · Owner Investment - Athena Peter	120,252.08
2900-00 · Equity Accounts:2903 · Owner Investment - Jillian Haff	100,017.91
Net cash provided by Financing Activities	220,269.99
Net cash increase for period	30,663.30
Cash at end of period	**30,663.30**

Adventure Pub
YTD P&L Report
For the Period Ending May 31, 2019

	5 Months Ended May 31, 2019	
	Amt.	**Pct.**
Income		
Sales -Food	**117,366**	**59%**
Beer -Wine Sales		
Sales - Liquor	23,821	12%
Sales -Beer	12,634	6%
Sales -Wine	2,660	1%
Total Beer-Wines Sales	**39,115**	**20%**
Other Income	**41,387**	**21%**
Total Gross Sales	**197,867**	**100%**
Cost Of Goods Sold		
Food Cost	**29,511**	**25%**
Cost of Sales Liq-Beer-Wine		
Liquor	8,023	34%
Beer	8,929	71%
Wine	1,724	65%
Cost of Sales Liq-Beer-Wine	**18,676**	**48%**
COGS - Other	**0**	**0%**
Total COGS	**48,186**	**24%**
Gross Profit	**149,681**	**76%**
Operating Expenses		
Staff Costs	165,770	84%
Restaurant Supplies	3,046	2%
Advertisng & Promo	14,209	7%
Professional Fees	15,631	8%
CC/Merchant Card Fees	6,339	3%
Other Direct Operating Expense	3,848	2%
G&A Expense	25,666	13%
Total Controllable Expenses	**234,509**	**119%**
Net Income From Rest. Operations	**(84,828)**	**(43%)**
Occupation Expenses		
Rent	86,870	44%
Utilities	18,346	9%
Other Occupation Costs	10,704	5%
Total Occupation Expenses	**115,920**	**59%**
Net Income After Occupation Costs	**(200,748)**	**(101%)**

Adventure Pub
YTD P&L Report
For the Period Ending May 31, 2019

	5 Months Ended **May 31, 2019**	
	Amt.	**Pct.**
Key Financial Highlights		
Food Cost		**25.1**
Liq- Beer -Wine Cost		
Liquor		**33.7**
Beer		**70.7**
Wine		**64.8**
Total Liq-Beer-Wine		**47.8**
Total Labor Cost		**83.8**
Labor % of Food Sales		**120.9**
Prime Cost (Food -Liq Labor)		**108.1**
Net Operating Profit/(Loss)	**(200,748)**	**(101.5)**

Adventure Pub
YTD P&L Report
For the Period Ending May 31, 2019

	5 Months Ended May 31, 2019	
	Amt.	Pct.
Income		
Sales - Food		
Sales - Desserts	15,327	7.8%
Sales - Fried	26,387	13.3%
Sales - Kids	2,795	1.4%
Sales - Sauteed	19,162	9.7%
Sales - Skewers	9,236	4.7%
Sales - Slider	21,732	11.0%
Sales - Snacks	11,642	5.9%
Sales - Soft Drinks	7,774	3.9%
Sales - Mocktails	3,312	1.7%
Total Sales - Food	**117,366**	**59.3%**
Sales - Liquor-Beer-Wine		
Sales - Liquor	23,821	12.0%
Sales - Beer	12,634	6.4%
Sales - Wine	2,660	1.3%
Total Sales - Liquor-Beer-Wine	**39,115**	**19.8%**
Sales - Other		
Sales - Uncategorized	12,272	6.2%
Retail	225	0.1%
Sales - Game Time	15,515	7.8%
Sales - Room Booking	8,170	4.1%
Miscellaneous Income	5,205	2.6%
Total Sales - Other	**41,387**	**20.9%**
Total Income	**197,867**	**100.0%**
Cost of Goods Sold		
Cost of Sales Food		
Purchases - Food	26,811	22.8%
Purchases - Coffee/Tea	941	0.8%
Purchases - Mixers (non-soda)	360	0.3%
Purchases - Soda	1,399	1.2%
Total Cost of Sales Food	**29,511**	**25.1%**
Cost of Goods Sold L/B/W		
COGS - Liquor		
Purchases - Liquor	8,023	33.7%
Total COGS - Liquor	**8,023**	**33.7%**
COGS - Beer		
Purchases - Beer	8,929	70.7%
Total COGS - Beer	**8,929**	**70.7%**
COGS - Wine		
Purchases - Wine	1,724	64.8%
Total COGS - Wine	**1,724**	**64.8%**
Total Cost of Goods Sold L/B/W	**18,676**	**47.8%**
Cost of Goods Sold Other		
Total Cost of Goods Sold Other	**0**	**0.0%**
Total COGS	**48,186**	**24.3%**
Gross Profit	**149,681**	**75.6%**

Adventure Pub
YTD P&L Report
For the Period Ending May 31, 2019

	5 Months Ended May 31, 2019	
	Amt.	Pct.
Expense		
Staff Costs		
Gross Wages		
Payroll - Management	24,909	12.6%
Payroll - Exec Chef	14,808	7.5%
Payroll - Pastry Chef	10,127	5.1%
Payroll - Kitchen	18,921	9.6%
Payroll - Dining Room/Server	14,527	7.3%
Salaries - Unassigned	58,586	29.6%
Total Gross Wages	**141,878**	**71.7%**
Other Employee Costs		
FICA Expense - Employer	11,559	5.8%
DET-1 SUTA Expense	3,780	1.9%
940 FUTA Expense	505	0.3%
Health Insurance Expense	8,435	4.3%
Dental Insurance	(552)	(0.3%)
Vision Insurance	(63)	(0.0%)
Workers Compensation Ins.	228	0.1%
Total Other Employee Costs	**23,892**	**12.1%**
Total Staff Costs	**165,770**	**83.8%**
Equipment Costs		
Cutlery & Knives	76	0.0%
Truck & Auto	3	0.0%
Equipment Lease	3,387	1.7%
Computer & Software Expenses	382	0.2%
Total Equipment Costs	**3,848**	**1.9%**
Restaurant Supp. & Smallwares		
Restaurant Supplies	2,830	1.4%
Paper & Plastic	216	0.1%
Total Rest Supp. & Smallwares	**3,046**	**1.5%**
Rent Expense - Restaurant		
Rent Expense	86,870	43.9%
Total Rent Expense - Rest.	**86,870**	**43.9%**
Utilities Expenses		
Utilities - Electric	6,101	3.1%
Utilities - Cable T.V.	783	0.4%
Utilities - Gas	10,400	5.3%
Utilities - Water	1,062	0.5%
Total Utilities Expenses	**18,346**	**9.3%**
Other Facilities Expenses		
Repairs & Maintenance	3,637	1.8%
Cleaning and Janitorial	2,999	1.5%
Laundry & Linens	2,060	1.0%
Refuse Disposal	1,064	0.5%
Pest Control	945	0.5%
Total Other Facilities Expenses	**10,704**	**5.4%**

Adventure Pub
YTD P&L Report
For the Period Ending May 31, 2019

	5 Months Ended May 31, 2019	
	Amt.	Pct.
Advertising & Marketing Costs		
Advertising - General	4,416	2.2%
Music & Bands	81	0.0%
Total Ad. & Marketing Costs	**4,497**	**2.3%**
Comps & Discounts		
Comps & Discounts	9,471	4.8%
Refunds	241	0.1%
Total Comps & Discounts	**9,712**	**4.9%**
General & Adm. Expenses		
Office Supplies	1,489	0.8%
Telephone Expense	305	0.1%
Postage & Delivery	176	0.1%
Credit Card Merchant Fees		
Credit Card Merchant Fees	6,339	3.2%
Total CC Merchant Fees	**6,339**	**3.2%**
Bank Charges & Fees	402	0.2%
Real Estate Taxes	4,609	2.3%
Business Meals & Entertainment	15	0.0%
Other Printing/Repro Costs	221	0.1%
Licenses & Permits	2,705	1.4%
Insurance - General	5,915	3.0%
Charity & Donations	250	0.1%
Gift Card Expense	209	0.1%
Interest Expense	2,239	1.1%
Professional & Legal Fees	15,631	7.9%
Accounting & Bookkeeping Fees	4,301	2.2%
Payroll Processing Fees	1,745	0.9%
State Corporate Excise Taxes	456	0.2%
Employee Recruitment	45	0.0%
Finance Charges	170	0.1%
Overs & Shorts	414	0.2%
Total G&A Expenses	**47,636**	**24.1%**
Total Expense	**350,429**	**177.1%**
Net Ordinary Income	**(200,748)**	**(101.5%)**
Net Income	**(200,748)**	**(101.5%)**

I, Athena Z. Peters, certify that:

(1) The financial statements of Parthenon Entertainment Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of Parthenon Entertainment Inc. have not been included in this Form and Parthenon Entertainment Inc. has not filed a tax return to date.

Signature:

DocuSigned by:

Athena Z Peters

E4F316C4DFDA42E...

Name: Athena Z. Peters
Title: President